UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 18, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 18, 2013, announcing STMicroelectronics’ and Ericsson’s agreement on a strategic way forward for ST-Ericsson.

PR N°C2709C

Ericsson and STMicroelectronics agree on strategic way forward for ST-Ericsson

Geneva, March 18, 2013 - Ericsson (NASDAQ:ERIC) and STMicroelectronics (NYSE:STM) today announced an agreement on the way forward for the joint venture (JV) ST-Ericsson. As communicated by the parent companies in December 2012, both have been working together toward a strategic solution for the JV.  After months of intensive joint work, the parent companies have selected the strategic option which maximizes their respective future prospects and growth plans.

The main steps agreed upon to split up the JV are the following:

•	Ericsson will take on the design, development and sales of the LTE multimode thin modem products, including 2G, 3G and 4G multimode

•	ST will take on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities

•	Starting the close down of the remaining parts of ST-Ericsson.

The formal transfer of the relevant parts of ST-Ericsson to the parent companies is expected to be completed during the third quarter of 2013, subject to regulatory approvals.

After the split up it is proposed that Ericsson will assume approximately 1,800 employees and contractors, with the largest concentrations in Sweden, Germany, India and China.

It is also proposed that ST will assume approximately 950 employees, primarily in France and in Italy, to support ongoing business and new products development within ST.

Today, it is also announced that Carlo Ferro is appointed President and Chief Executive Officer of ST-Ericsson, effective April 1, 2013. Ferro is currently Chief Operating Officer of ST-Ericsson and succeeds Didier Lamouche who, as previously announced, will pursue opportunities outside the company. Ferro will lead the work in securing both business continuity of ST-Ericsson and effective completion of the transition phase.

Hans Vestberg, President and CEO, Ericsson and Chairman of the Board of Directors, ST-Ericsson said: “I welcome Carlo Ferro as the new President and CEO of ST-Ericsson. Carlo has over twenty years of experience in the semiconductor industry and a strong track record in driving and managing complex transformation projects. He has been a contributor to the solid progress ST-Ericsson has made the past year in terms of strategy execution and significantly lowering the breakeven point.”

“In line with what we announced in December last year, we have now moved to the next step of our exit process and found a solution with Ericsson that fully aligns with our new strategy”, said Carlo Bozotti, President and CEO of ST. “The agreement made with Ericsson represents a major step forward in reaching our new financial model target and allows us to further strengthen the skillsets of our company, by welcoming in ST, at completion, additional strong competences to fuel growth in specific key product areas. Moreover, it protects and leverages the ongoing ST-Ericsson’s business, allowing us to reinforce our relationships with key customers, both of ST and of ST-Ericsson”.

With the proposed transfer of competencies from ST-Ericsson, ST will further strengthen its capabilities in the areas of application processors, RF, analog and power as well as software and complex system integration. In addition, ST-Ericsson’s portfolio includes devices that are complementary to ST’s focus on the fastest growing segments of the wireless semiconductor market, such as system-optimized analog mixed signal and power management devices, high-quality, low-power audio and video enhancements and innovative energy harvesting solutions.

The agreement is fully in line with ST’s financial model target of an operating margin of 10 percent or more and with plans to reduce quarterly net operating expenses to an average quarterly rate in the range of $600 million to $650 million by the beginning of 2014.

In addition, as a result of the agreement, ST expects to incur cash costs, including the covering of ST-Ericsson’s ongoing operations during the transition period and its restructuring costs, in the range of approximately $350 million to $450 million, narrower than the range provided at the end of January 2013.

Forward-looking information

This Press Release contains statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended). These statements include expectations regarding our new strategic plan, including expected benefits, future financial and operating results and expectations regarding events or developments that we believe or anticipate will or may occur in the future. These statements are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from the forward-looking statements contained in this Press Release. Such risks and uncertainties include the continuing difficult macro-economic and industry conditions and trends in the semiconductor sector and the other risks detailed in our filings with the Securities and Exchange Commission in particular our Annual report on Form 20F filed on March 4, 2013. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially which could have a material adverse effect on our business and/or financial condition. We do not intend, and do not assume any obligation, to update any forward looking statements set forth in this Press Release.

STMicroelectronics Conference Call and Webcast information

The press release will be available immediately after publication on the Company’s website at www.st.com.

The management of STMicroelectronics will conduct a conference call on March 18, 2013 at 9:00 a.m. Central European Time / 4:00 a.m. U.S. Eastern Time, to discuss the agreement with Ericsson, followed by a Q&A session. Dial-in information is:
+41 (0) 58 310 50 00 (Europe)
+ 44 (0) 203 059 58 62 (UK)
+ 1 (1) 866 291 41 66 (USA)

A live webcast of the conference call will also be available via the Internet by accessing http://investors.st.com.

About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.
In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 1 58 07 77 85
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 18, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer